[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 25, 2011

VIA EDGAR AND EMAIL

H. Christopher Owings, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duke Energy Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed on April 8, 2011
File No. 333-172899

Dear Mr. Owings:

On behalf of Duke Energy Corporation ( “Duke Energy”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated April 20, 2011, with respect to the above-captioned Amendment No. 1 to Registration Statement on Form S-4 ( “Amendment No. 1”). We have also included in this letter, where applicable, responses forwarded to us by counsel to, and/or representatives of, Progress Energy, Inc. (“Progress Energy”) regarding the Staff’s comments relating to Progress Energy.

With this letter, Duke Energy is filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4. Supplementally, Duke Energy is delivering

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 25, 2011

to Charles Lee of the Division of Corporation Finance an electronic copy of Amendment No. 2, marked to show the changes since the filing of Amendment No. 1 on April 8, 2011.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Summary, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 9

1.	Please also clarify that counsel have opined that Progress Energy shareholders will not recognize a gain or loss as a result of the merger.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure located on pages 9 and 10.

The Merger, page 44

Background of the Merger, page 44

2.	Please disclose the premium to Progress Energy’s closing stock price on January 5, 2011 and January 7, 2011 that is represented by the 2.6125 exchange ratio.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure located on page 56.

Material U.S. Federal Income Tax Consequences of the Merger, page 112

3.	Please also clarify that counsel have opined that Progress Energy shareholders will not recognize a gain or loss as a result of the merger.

Response: In response to the Staff’s comment, Duke Energy has revised the disclosure on page 113.

Exhibit 8.1

4.	Counsel may not assume that the Merger will qualify as a statutory merger under the NCBCA because such qualification is a legal conclusion. Please delete such assumption.

Response: In response to the Staff’s comment, Hunton & Williams LLP has revised the text on page 2 of the form of opinion filed as Exhibit 8.1 to Amendment No. 2.

H. Christopher Owings, Esq.

United States Securities and Exchange Commission

April 25, 2011

5.	Please revise the opinion to also address that holders of Progress Energy common stock whose shares are exchanged in the merger for shares of Duke Energy common stock will not recognize a gain or loss.

Response: In response to the Staff’s comment, Hunton & Williams LLP has revised the text on page 2 of the form of opinion filed as Exhibit 8.1 to Amendment No. 2.

6.	The first two sentences of the last paragraph imply that investors may not rely on counsel’s opinion. Counsel may limit reliance on its opinion with respect to purpose but not with respect to person. Please revise accordingly.

Response: In response to the Staff’s comment, Hunton & Williams LLP has revised the first two sentences of the last paragraph of the form of opinion filed as Exhibit 8.1 to Amendment No. 2.

7.	Counsel must also consent to the prospectus discussion of its opinion. Please revise accordingly.

Response: In response to the Staff’s comment, Hunton & Williams LLP has revised the text on page 2 of the form of opinion filed as Exhibit 8.1 to Amendment No. 2.

Exhibit 8.1

8.	Please comply with comments 4 through 7.

Response: In response to the Staff’s comment, Wachtell, Lipton, Rosen & Katz has revised the text on page 2 of the form of opinion filed as Exhibit 8.2 to Amendment No. 2 to comply with comments 4 through 7.

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If you have any questions, please do not hesitate to contact me at (212) 403-1221 (telephone) or (212) 403-2221 (fax), or my colleague, Gordon S. Moodie, at (212) 403-1180 (telephone) or (212) 403-2180 (fax).

Sincerely,

/s/ Steven A. Rosenblum

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

cc:	Marc E. Manly, Duke Energy Corporation
John R. McArthur, Progress Energy, Inc.
Timothy S. Goettel, Hunton & Williams LLP